Exhibit 99.2

FAX (303) 623-4258

621 SEVENTEENTH STREET	SUITE 1550	DENVER, COLORADO
80293 TELEPHONE (303) 623-9147

February 26, 2010
HNR Finance B.V.
Prins Bernhardplein 200
P.O. Box 990
1000 AZ Amsterdam, Netherlands

Attention:	Harvest (US) Holdings, Inc. — Director A
Fortis Intertrust (Netherlands) B.V. — Director B
Gentlemen:
          At your request, we have prepared an estimate of the reserves, future production, and income attributable to HNR Finance B.V.’s (“HNR”) interest in certain properties located in the Greater Oficina Trend of Eastern Venezuela. These properties have been included in a company called Petrodelta S.A., in which HNR Finance B.V. has a 40 percent interest, and Corporación Venezolana del Petroleo S.A. (CVP) has 60 percent interest. The properties include six fields, Uracoa, Tucupita, Bombal, Temblador, Isleño, and El Salto (“Petrodelta fields”).
     At your request, we have prepared an estimate of the proved, probable and possible reserves, future production, and income attributable to certain leasehold and royalty interests of HNR Finance B.V. as of December 31, 2009. The subject properties are located in the state of Monagas, Venezuela. The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party study, completed on February 26, 2010, are presented herein. The properties reviewed by Ryder Scott represent 100 percent of the total net proved, probable and possible liquid hydrocarbon reserves and 100 percent of the total net proved, probable and possible gas reserves of HNR Finance B.V..
     The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized on the next page.
1100 LOUISIANA, SUITE 3800 HOUSTON, TEXAS 77002-5218 TEL (713) 651-9191                FAX (713) 651-0849
530 8TH AVENUE, S.W., SUITE 1200 CALGARY, ALBERTA T2P 3S8TEL (403) 262-2799     FAX (403) 262-2790

HNR Finance B.V.
February 26, 2010

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Petrodelta S.A.
As of December 31, 2009

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate — Barrels	11,404,822	2,836,884	33,177,013	47,418,720
Gas — MMCF	23,217	797	38,695	62,710

Income Data $M
Future Gross Revenue	$665,351	$162,448	$1,945,040	$2,772,840
Deductions	143,274	39,202	730,074	912,550

Future Net Income (FNI)	$522,077	$123,246	$1,214,966	$1,860,289

Discounted FNI @ 10%	$322,904	$66,901	$624,855	$1,014,660

	Total	Total
	Probable	Possible
Net Remaining Reserves
Oil/Condensate — Barrels	43,806,586	168,516,762
Gas — MMCF	14,686	46,434

Income Data M$
Future Gross Revenue	$2,512,145	$9,648,315
Deductions	919,142	3,102,372

Future Net Income (FNI)	$1,593,003	$6,545,943

Discounted FNI @ 10%	$698,265	$2,388,673
     Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an “as sold” basis expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.
     PHDWin Petroleum Economic Evaluation Software (version 2.8 Build 3), a copyrighted program of TRC Consultants L.C.; the program was used solely at the request of HNR Finance B.V. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.
     The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

HNR Finance B.V.
February 26, 2010

     Liquid hydrocarbon reserves account for approximately 97 percent of the total future gross revenue from proved reserves and gas reserves account for the remaining 3 percent of total future gross revenue from proved reserves. Liquid hydrocarbon reserves account for approximately 99 percent of the total future gross revenue from probable reserves and gas reserves account for the remaining 1 percent of total future gross revenue from probable reserves. Liquid hydrocarbon reserves account for approximately 99 percent of the total future gross revenue from possible reserves and gas reserves account for the remaining 1 percent of total future gross revenue from possible reserves.
     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates, which were also compounded monthly. These results are shown in summary form as follows.

	Discounted Future Net Income
	As of December 31, 2009
Discount Rate	Total	Total	Total
Percent	Proved	Probable	Possible
5	$1,340,542	$1,032,335	$3,851,928
8	$1,128,363	$812,682	$2,874,765
12	$918,104	$603,382	$1,999,587
15	$798,559	$489,450	$1,551,800
     The results shown above are presented for your information and should not be construed as our estimate of fair market value.
Reserves Included in This Report
     The proved, probable and possible reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10 (a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.
     The various reserve status categories are defined in the attachment to this report entitled “Petroleum Reserves Definitions.”
     No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The gas volumes included herein attributes gas consumed in operations as reserves.
     While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.
     Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Possible reserves are those additional reserves which are less certain to be recovered than probable reserves and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low. The reserves included herein were estimated using
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

HNR Finance B.V.
February 26, 2010

deterministic methods and presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty.
     The reserves and income quantities attributable to the different reserve classifications that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.
     The reserves reported herein are limited to the period prior to expiration of current contracts providing the legal right to produce or a revenue interest in such production unless evidence indicates that contract renewal is reasonably certain. Furthermore, properties in the different countries may be subjected to significantly varying contractual fiscal terms that affect the net revenue to Petrodelta, S.A. for the production of these volumes. The prices and economic return received for these net volumes can vary significantly based on the terms of these contracts. Therefore, when applicable, Ryder Scott reviewed the fiscal terms of such contracts and discussed with HNR Finance B.V. the net economic benefit attributed to such operations for the determination of the net hydrocarbon volumes and income thereof. Ryder Scott has not conducted an exhaustive audit or verification of such contractual information. Neither our review of such contractual information or our acceptance of HNR Finance B.V.’s representations regarding such contractual information should be construed as a legal opinion on this matter.
     Ryder Scott did not evaluate country and geopolitical risks in the countries where HNR Finance B.V. operates or has interests. HNR Finance B.V.’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.
     The estimates of reserves presented herein were based upon a detailed study of the properties in which Petrodelta, S.A. owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.
Estimates of Reserves
The reserves for the properties included herein were estimated by performance methods or the volumetric method. In general, reserves attributable to producing wells and/or reservoirs were estimated by performance methods such as decline curve analysis, material balance and/or reservoir simulation which utilized extrapolations of historical production and pressure data available through December 31, 2009 in those cases where such data were considered to be definitive. In certain cases, producing reserves were estimated by the volumetric method where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. Reserves attributable to proved,
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

HNR Finance B.V.
February 26, 2010

probable and possible non-producing and undeveloped reserves included herein were estimated by the volumetric method which utilized all pertinent well and seismic data available through 2009.
     To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. HNR Finance B.V. has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by HNR Finance B.V. with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by HNR Finance B.V.
Future Production Rates
     Our forecasts of future production rates are based on historical performance from wells now on production. Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by HNR Finance B.V.
     The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.
Hydrocarbon Prices
     As previously stated, the hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market.
     The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

HNR Finance B.V.
February 26, 2010

Costs
     Operating costs for the leases and wells in this report are based on the operating expense reports of HNR Finance B.V. and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. When applicable for operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.
     Development costs were furnished to us by HNR Finance B.V. and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were significant. The estimates of the net abandonment costs furnished by HNR Finance B.V. were accepted without independent verification.
     Because of the direct relationship between volumes of proved, probable and possible undeveloped reserves and development plans, we include in the proved, probable and possible undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled. HNR Finance B.V. has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.
     Although some development capital is projected for blowdown recompletions, operations, and maintenance beyond 2014, these amounts are in accordance with long-term project plans and are insignificant compared to activities pursued within 5 years of December 31, 2009 (approximately 2%).
     Accounting for past bookings under previous SEC rules, a portion of Harvest’s 164-well proved undeveloped portfolio may not be drilled until the sixth year after the initial booking, but still within 5 years of December 31, 2009. Under the new SEC regulations, undeveloped reserves should be developed within 5 years of the initial booking unless special circumstances exist. Ryder Scott has discussed these reserves with Harvest and Harvest believes that, in accordance with guidance provided by the SEC, special circumstances do exist with respect to these reserves and warrant classification of these reserves as proved undeveloped reserves. Ryder Scott has included these reserves in this report based on our understanding of these exceptional circumstances.
     Current costs used by HNR Finance B.V. were held constant throughout the life of the properties.
Standards of Independence and Professional Qualification
     Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

HNR Finance B.V.
February 26, 2010

     Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.
     Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.
     We are independent petroleum engineers with respect to HNR Finance B.V. Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     The professional qualifications of the undersigned, the technical person primarily responsible for reviewing and approving the reserves information discussed in this report, are included as an attachment to this letter.
Terms of Usage
     This report was prepared for the exclusive use and sole benefit of HNR Finance B.V. Company and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Scott Wilson
Scott J. Wilson, P.E., MBA
Senior Vice President

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

HNR Finance B.V.
February 26, 2010

Professional Qualifications of Primary Technical Person
The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Scott James Wilson was the primary technical person responsible for the estimate of the reserves, future production, and income presented herein.
Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2000, is a Senior Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Atlantic Richfield Company. For more information regarding Mr. Wilson’s geographic and job specific experience, please refer to the Ryder Scott Company website at http://www.ryderscott.com/Experience/Employees.php.
Mr. Wilson earned a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1983 and an MBA in Finance from the University of Colorado in 1985, graduating from both with High Honors. He is a registered Professional Engineer by exam in the States of Alaska, Colorado, and Wyoming. He is also an active member of the Society of Petroleum Engineers; serving as co-Chairman of the SPE Reserves and Economics Technology Interest Group, and Gas Technology Editor for SPE’s Journal of Petroleum Technology. He is a member and past chairman of the Denver section of the Society of Petroleum Evaluation Engineers. Mr. Wilson has published several technical papers and holds two US patents.
In addition to gaining experience and competency through prior work experience, the Wyoming Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Wilson fulfills. As part of his 2009 continuing education hours, Mr. Wilson attended an internally presented sixteen hours of formalized training as well as a public forum relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Wilson attended an additional seven hours of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering and petroleum economics evaluation methods, procedures and software and ethics for consultants.
Based on his educational background, professional training and more than 25 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

PETROLEUM RESERVES DEFINITIONS
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
PREAMBLE
          On January 14, 2009, the United States Securities and Exchange Commission (“the Commission”) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC Regulations”. The SEC Regulations take effect with all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10 (a) for the complete definitions, as the following definitions, descriptions and explanations rely wholly or in part on excerpts from the original document (direct passages excerpted from the aforementioned SEC document are denoted in italics herein).
     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward under defined conditions. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC Regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the Commission. The SEC Regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the Commission unless such information is required to be disclosed in the document by foreign or state law as noted in §229.102 (5).
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

PETROLEUM RESERVES DEFINITIONS

RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (26) defines reserves as follows:
Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (22) defines proved oil and gas reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. (iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

PETROLEUM RESERVES DEFINITIONS

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
PROBABLE RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (18) defines probable oil and gas reserves as follows:
Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.
(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.
(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.
(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.
POSSIBLE RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (17) defines possible oil and gas reserves as follows:

PETROLEUM RESERVES DEFINITIONS

Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.
(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.
(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.
(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.
(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.
(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.
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PETROLEUM RESERVES DEFINITIONS

RESERVES STATUS DEFINITIONS AND GUIDELINES
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
and
PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE),
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
          Reserves status categories define the development and producing status of wells and reservoirs.
DEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (6) defines developed oil and gas reserves as follows:
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Developed Producing (SPE-PRMS Definitions)
          While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.
     Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.
Improved recovery reserves are considered producing only after the improved recovery project is in operation.
     Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

PETROLEUM RESERVES DEFINITIONS

     Shut-In
     Shut-in Reserves are expected to be recovered from:
(1)	completion intervals which are open at the time of the estimate but which have not yet started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.
     Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.
In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
UNDEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §229.4-10(a) (31) defines undeveloped oil and gas reserves as follows:
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.